Exhibit 12.1

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,					Three Months Ended
	2013	2012	2011	2010	2009	March 29, 2014	March 30, 2013
						(unaudited)
Earnings:
Earnings (loss) from continuing operations	$(79,520)	$(39,055)	$(84,507)	$27,667	$(76,752)	$(51,578)	$(28,107)
Provision (benefit) for income taxes	298	2,835	683	5,027	(17,966)	(12,470)	3,849

Earnings (loss)	(79,222)	(36,220)	(83,824)	32,694	(94,718)	(64,048)	(24,258)

Fixed charges:
Interest expense including amortization of debt expense and discount (premium)	92,046	103,133	101,488	122,992	135,514	18,518	23,668
Interest portion of rental expense	10,699	8,666	8,199	7,380	7,830	2,942	2,675

Fixed charges	102,745	111,799	109,687	130,372	143,344	21,460	36,258

Earnings available for fixed charges	$23,523	$75,579	$25,863	$163,066	$48,626	$(42,588)	$12,000
Ratio of earnings to fixed charges (1)	—	—	—	1.3x	—	—	—

(1)	For the years ended December 31, 2013 2012, 2011, and 2009, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $79.2 million, $36.2 million, $83.8 million, and $94.7 million, respectively, which resulted from the depressed residential U.S. housing market. For the three months ended March 29, 2014 and March 30, 2013, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $64.0 million and $24.3 million, respectively, which resulted from the severe winter conditions.